
02017977

1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


RECEIVED
MAR 0 1 2002
385

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant's Name Into English)

No.121 Park Avenue III
Science-Based Industrial Park
Hsin-chu, Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __V__ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __V__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ______.)

Taiwan Semiconductor Manufacturing Company Limited

For the month of February 2002

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; "TSMC") (NYSE:TSM) 2) the pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and 5% shareholders of TSMC 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of January 2002.

1)The trading of directors, supervisors, executive officers and 10% shareholders:

Title	*Name*	*Number of shares held when elected (for Directors, Supervisors and Executive Officers) or as April 14, 2000 (for 10% shareholders)*	*Number of shares held as December 31, 2001*	*Number of shares held as January 31, 2002*	*Changes*
Director	F. C. Tseng	12,032,090	27,812,877	27,592,877	-220,000
President	Rick Tsai		18,681,467	18,591,467	-90,000
Vice President	Y. C. Huang		11,965,389	11,950,389	-15,000
Vice President	S.Y. Chiang		7,260,170	7,220,170	-40,000
Vice President	Harvey Chang		6,226,622	6,216,622	-10,000
Vice President	C. C. Wei		4,150,931	3,970,931	-180,000
Vice President	Mark Liu		7,256,793	7,232,793	-24,000
Vice President	John Yue		2,823,611	2,813,611	-10,000
Vice President	J. B. Chen		5,516,849	5,489,849	-27,000
Vice President	Chung-Shin Hsu		500,940	491,940	-9,000

[1] The Philips Electronics, B.V. appoints 3 directors and 1 supervisor.

[2] The Development Fund appoints 1 director and 1 supervisor.

2) The pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and 10% shareholders: None.

3) The acquisition of assets: (Unit:$Thousand)：

Description of assets	*Purchase price*
Semiconductor Manufacturing Equipment	NT$1,055,926
Common Shares of SSMC	US$40,572

4) The disposition of assets: (Unit:$Thousand)：None.

TSMC Secondary Offering of 52 million ADS at US$ 16.75 per share

Hsinchu, Taiwan, February 1, 2002– On the evening of January 31, 2002 New York time, Taiwan Semiconductor Manufacturing Company Ltd. (TAIEX: 2330, NYSE: TSM) ("TSMC") successfully issued 52 million American Depositary Shares (ADSs) on the New York Stock Exchange. The offering price per ADS was US$ 16.75. Each TSMC ADS represents five common shares of TSMC.

Mr. Harvey Chang, TSMC spokesperson and senior vice president, stated that the success of TSMC's secondary offering of ADS shows the recognition of TSMC's performance and future growth by global investors. After this successful offering, TSMC ADSs outstanding increased to approximately 9 percent from 7.2 percent of its total share capital. The offering was completely secondary by the Development Fund and Stabilization Fund of Taiwan and other individual shareholders.

Goldman Sachs (Asia) L.L.C., the sole global coordinator and book runner responsible for the TSMC ADS offering, pointed out that the offering price of US$16.75 per ADS (NT$117 per common share) represented a 33.7 percent premium to the January 31, 2002 closing price (NT$87.5) of the TSMC common shares that trades on the Taiwan Stock Exchange. In addition, the offering price of US$16.75 represented 1.3 percent discount to the closing price of TSMC's ADSs on January 31, 2002. This is the lowest discount for any Taiwanese marketed secondary offering. The TSMC ADS offering totals US$871 million. The underwriters may also exercise an over-allotment option of 7,800,000 ADSs within 30 days.

\# # #

TSMC Spokesperson:
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-578-0221 Ext2075

For further information, please contact:

Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-567-3338
886-928-882-607(Mobile)
Fax: 886-3-567-0121
E-mail: jhtzeng@tsmc.com.tw

Mr. Jesse Chou
Public Affairs Manager, TSMC
Tel:886-3-5673347 (O)
886-932-113-258(Mobile)
Fax:03-5670121
E-Mail:jhchoua@tsmc.com.tw

Ms. Shan-Shan Guo
PR Manager, TSMC
Tel:886-3-5673345(O)
886-939-059-246 (Mobile)
Fax:03-5670121
Email: ssguo@tsmc.com.tw

Vice President and Assistant to TSMC Chairman Mr. Y. C. Huang to Retire by the End of March

Hsinchu, Taiwan, February 4, 2002– Taiwan Semiconductor Manufacturing Company Ltd. ("TSMC" or "the Company") (TAIEX: 2330, NYSE: TSM), announced today that Mr. Y. C. Huang, the company's vice president and assistant to Chairman, has decided to retire at the end of March. Having served TSMC for 15 years, Mr. Huang is the first senior executive on TSMC's management team to retire.

Mr. Y. C. Huang was a personal witness to the pioneering days of the semiconductor industry in Taiwan, and has participated TSMC's growth as the leader in the global IC foundry business. "TSMC has provided me with challenges and the ability to grow my skills, and has greatly enriched my personal life. Since making the decision to retire, my fond memories of the time spent with my colleagues, and my emotional attachment to the company, have grown stronger," said Mr. Huang. He plans to spend more time with his family as well as in his favorite activities after he retires.

As one of the first members of TSMC's founding management team, Mr. Y. C. Huang has held the positions of fab facility manager, manufacturing department manager, fab director, senior director of corporate services, vice president of corporate services, assistant to Chairman and spokesperson.

Dr. Morris Chang, chairman of TSMC, indicated that Mr. Y. C. Huang had contributed significantly to the company's development. "Mr. Huang's integrity, his devotion to enhancing the company's working environment and quality, and his genuine concern for employees, have been particularly impressive," said Dr. Chang. "Even though we feel reluctant to Mr. Huang's leaving, we respect his decision and wish him the very best."

In the past two year, Mr. Y. C. Huang has served as the supervising executive of TSMC's ombudsman system. He successfully established a smooth communication channel between employees and the company for filing complaints and suggestions. The company's ombudsman system will be supervised by vice president Mr. J. B. Chen after Mr. Huang retires.

While serving as the company's assistant to Chairman and spokesperson, Mr. Y. C. Huang successfully mediated the communication and coordination between the company, the government, the local community, and the Association of Allied Industries in Science-Based Industrial Park. During the period following a major earthquake that devastated Taiwan on September 21, 1999, Mr. Huang assisted in handling the emergency affairs within the company. He also contacted government authorities on behalf of all manufacturers based inside the Science-Based Industrial Park to voice their requests for continued supplies of water and electric power. At the same time, he also successfully negotiated with and coordinated many different companies in the Park regarding the allocation of related resources. Thanks to his efforts, companies based in the Park were able to resume production within the shortest time possible, which ensured the global competitiveness of Taiwan's high-tech industry.

Profile of Mr. Y.C. Huang

Mr. Y. C. Huang entered Taiwan's IC industry during its earliest days. During the period Mr. Huang served at Electronics Research & Service Organization, Industrial Technology Research Institute (ITRI) between 1976 and 1987, he was once sent to RCA to receive training on semiconductor plant system in the US. In 1976, he participated in the construction of the first demonstration plant in Taiwan. In 1985, he took part in the construction of the first 6-inch fab (currently Fab 1 leased from ITRI by TSMC) in Taiwan.

After TSMC was founded in 1987, Mr. Y. C. Huang joined TSMC along with other members of the technical team from ITRI. Mr. Huang has actively participated in the planning of fab construction and administrative affairs ever since. Mr. Huang served as the director of TSMC's Fab 1 between 1990 and 1993, during which time he introduced "Promis" systems that resulted in substantially increased yields. Between 1993 and 1994, Mr. Huang served as the chief researcher at the preparatory office of TSMC's first 8-inch fab, Fab 3. He served as the senior director of corporate services between 1994 and 1995, and then as the vice president of corporate services between 1995 and 1997. Mr. Huang took over the post of assistant to Chairman in 1997 and has remained at the post since then. He was also the spokesperson for the company between May 1997 and April 2000.

# # #

TSMC Spokesperson:
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-578-0221 Ext2075

For further information, please contact:

Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-567-3338
886-928-882-607(Mobile)
Fax: 886-3-567-0121
E-mail: jhtzeng@tsmc.com.tw

Mr. Jesse Chou
Public Affairs Manager, TSMC
Tel:886-3-5673347 (O)
886-932-113-258(Mobile)
Fax:03-5670121
E-Mail:jhchoua@tsmc.com.tw

Ms. Shan-Shan Guo
PR Manager, TSMC
Tel:886-3-5673345(O)
886-939-059-246 (Mobile)
Fax:03-5670121
Email: ssguo@tsmc.com.tw

TSMC CTO, Dr. Chenming Hu Received 2002 IEEE Solid-State Circuits Award

Dr. Hu became the first IEEE fellow to receive two Technical Field Awards in IEEE's history

Hsinchu, Taiwan, February 5, 2002 – Taiwan Semiconductor Manufacturing Company Ltd. (TAIEX: 2330, NYSE: TSM) ("TSMC") announced today (5) that the company's CTO, Dr. Chenming Hu, has been awarded the 2002 IEEE Solid-State Circuits Award. This award recognizes his distinguished contributions to MOSFET (Metal-Oxide-Semiconductor Field-Effect Transistor) physics and development of the BSIM (Berkeley Short-Channel IGFET Model) for CMOS circuit simulation.

This is the second time Dr. Hu has received the Technical Field Award from IEEE; making him the first IEEE fellow ever to receive the award twice in the institute's history. The award ceremony took place on February 4, 2002 during the IEEE Solid-State Circuits Conference held in San Francisco, US, in which IEEE President-Elect Dr. Michael Adler presented a medal and a cash prize to Dr. Hu. Dr. Hu received his first IEEE award, the Jack A. Morton Award, in 1997 for his contribution to MOSFET reliability. Dr. Herbert Kroemer, 2000 Nobel Laureate in physics, was the recipient of the same award in 1986.

IEEE named Dr. Hu a co-recipient of the the 2002 IEEE Solid-State Circuits Award, along with Dr. Ping Ko, a former Professor at University of California at Berkeley for their contributions to MOSFET physics and development of BSIM. In addition to the development of BSIM, Dr. Hu also played an instrumental role in helping over 20 leading IC companies worldwide to form an alliance and establish BSIM as a global standard. Currently, most of semiconductor products worldwide are designed using BSIM model, a testimony to the importance of BSIM.

With more than 366,000 individual members in 150 countries, the IEEE is the largest and most influential engineering association in the world. The IEEE helps advance global prosperity by promoting the development and application of electrical, electronic and information technologies and sciences for the benefit of humanity. The Technical Field Awards of IEEE are considered the most prestigious awards in the field of electronics.

Profile of Dr. Chenming Hu

Dr. Chenming Hu joined TSMC in 2000 as the first CTO in the company's history and is responsible for developing advanced technology. Before joining TSMC, Dr. Hu had served as the consultant for TSMC for many years. In addition, Dr. Hu was appointed as the first TSMC Distinguished Chair Professor at the College of Engineering of University of California, Berkeley. The TSMC Distinguished Professorship was endowed by TSMC from 1999 with the goal to recognize excellence in teaching and research in the field of microelectronics.

Dr. Hu's accomplishments in the field of semiconductors are widely recognized. He is a member of the US National Academy of Engineering, a Fellow of the IEEE, and a Life Honorary Professor of the Chinese Academy of Science. In the past few years he has led the development of advanced technologies that set world records in transistor size and performance and the first international standard transistor model for IC design.

Dr. Hu received his B.S. in electrical engineering at National Taiwan University and his Ph.D. in electrical engineering and computer science at the University of California at Berkeley. Dr. Hu is the author or coauthor of five books and over 500 research articles. He has also been granted 15 patents.

# # #

TSMC Spokesperson:
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-578-0221 Ext2075

For further information, please contact:

Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-567-3338
886-928-882-607(Mobile)
Fax: 886-3-567-0121
E-mail: jhtzeng@tsmc.com.tw

Mr. Jesse Chou
Public Affairs Manager, TSMC
Tel:886-3-5673347 (O)
886-932-113-258(Mobile)
Fax:03-5670121
E-Mail:jhchoua@tsmc.com.tw

Ms. Shan-Shan Guo
PR Manager, TSMC
Tel:886-3-5673345(O)
886-939-059-246 (Mobile)
Fax:03-5670121
Email: ssguo@tsmc.com.tw

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: February 26, 2002

By 

Harvey Chang

Senior Vice President & Chief Financial Officer